AB Volvo

Press Information

VOLVO – SIX MONTHS ENDED JUNE 30 2003 - SHORT VERSION

"The Volvo Group continued to improve its profitability for the fourth consecutive quarter compared with the corresponding periods in the preceding year. Earnings improved despite a drop in sales of ten percent related to the weakening US dollar. It is also encouraging to note that the Group generated a positive operating cash flow in the first half of the year. Synergies from the Truck operations contributed a great deal to the improvement, as did the new and highly successful product program of Volvo Trucks and the clearly improved profitability of Renault Trucks," says Leif Johansson, CEO.
	Second quarter		First six months
	2003	2002	2003	2002

Net sales, SEK M	44 593	49 294	85 524	89 679
Operating income, SEK M	2 242	1 559	3 151	1 197
Income after financial items, SEK M	2 043	1 310	2 800	692
Net income, SEK M	1 722	1 080	2 228	334
Sales growth, %	(9.5)	4.7	(4.6)	(1.3)
Income per share, SEK	4.10	2.60	5.30	0.80
Return on shareholders' equity during most recent 12 months period, %			4.2	(2.0)

Operating income	Second quarter		First six months
SEK M	2003	2002	2003	2002
Trucks	1 023	483	1 550	9
Buses	(89)	51	(172)	(43)
Construction Equipment	425	464	565	333
Volvo Penta	212	225	371	371
Volvo Aero	11	40	5	118
Financial Services	221	120	433	235
Other	439	176	399	174
Operating income	2 242	1 559	3 151	1 197

Q2 R&D Capitalization: Total 189, Trucks 115, Buses 5, Construction Equipment -7, Volvo Penta 69, Volvo Aero 5, FinancialServices 2
12 months moving order intake for Trucks through June: total -11%, Europe -13%, North America -19%
For more information, please see the full report, which is available on www.volvo.com.

AB Volvo, July 23, 2003